AMERI METRO

3030 East Market Street, Second Floor

York, Pennsylvania 17402

November 25, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Ameri Metro, Inc.

File No. 333-189286

To the Securities and Exchange Commission:

Ameri Metro (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its registration statement on Form S-1 and amendments thereto (the "Registration Statement").  In regard to the Registration Statement, the Company and its management acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such Staff comments do not foreclose the Commission for taking any action with respect to the filing: and

The Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Shah Mathias

Chief Executive Officer